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                                                                  EXHIBIT 99(B)

                         [VIVENDI UNIVERSAL LETTERHEAD]

Eric Licoys
co Chief Operating Officer

Flipside, Inc.
c/o Havas Interactive, Inc.
19840 Pioneer Ave.
Torrance, CA 90503
Attn: Mr. Scott Tollefsen
         and
Flipside Acquisition Corporation
c/o Havas Interactive, Inc.
19840 Pioneer Ave.
Torrance, CA 90503
Attn: Mr. Scott Tollefsen


                                                        February 5, 2001

Re:  Commitment to Fund

Ladies and Gentlemen:

          Vivendi Universal, S.A., a company organized under the laws of France ("Vivendi"), understands that Flipside Acquisition Corporation, a newly-formed Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Flipside, Inc., a Delaware corporation ("Flipside"), proposes to acquire all of the outstanding shares of common stock of Uproar Inc., a Delaware corporation ("Uproar"), by means of a tender offer followed by a merger, pursuant to that certain Agreement and Plan of Merger, dated as of February 5, 2001, among Flipside, Merger Sub and Uproar (the "Merger Agreement"). The acquisition of Uproar pursuant to the Merger Agreement is hereinafter referred to as the "Acquisition."

          This letter confirms the mutual understanding among Vivendi, Flipside and Merger Sub relating to the commitment of Vivendi to provide the financing required by Flipside and Merger Sub to consummate the Acquisition.

     1. COMMITMENT TO FUND. Vivendi hereby commits to provide to Flipside or Merger Sub the financing necessary for Flipside and Merger Sub to consummate the Acquisition, such commitment being subject to (i) Vivendi determining in its good faith judgment that all conditions to the purchase of shares of Uproar common stock pursuant to the Offer set forth in the Merger Agreement have been satisfied or have been waived by all parties for whose benefit such conditions exist and (ii) the concurrent consummation of the Offer. It is currently anticipated that up to $140,000,000.00 in such financing will be required, and that such funds

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[VIVENDI UNIVERSAL]


will be provided to the borrower pursuant to a loan agreement to be entered into between Vivendi and the borrower. It is further anticipated that such loan will have a three-year term, with interest, payable monthly, set at the rate of LIBOR (one month rate) plus 3%. Vivendi further confirms that it has lines of credit and other access to cash more than sufficient to satisfy such commitment, and that the provision of such financing will not conflict with any agreements to which Vivendi or any of its subsidiaries is a party.

     2. ASSIGNMENT. The obligations of Vivendi under this letter may be assigned by Vivendi to any of its affiliates, and shall be binding upon and inure to the benefit of its successors and assigns; PROVIDED that no such assignment shall relieve the assignor of any of its obligations hereunder.

     3. RELIANCE. Vivendi agrees that Flipside may deliver a copy of this letter to Uproar in connection with that entity's execution of the Merger Agreement.

          Please indicate your acceptance of the foregoing by signing and returning the enclosed copy of this letter agreement.

                                              Very truly yours,

                                              VIVENDI UNIVERSAL, S.A.




                                              By: /s/ ERIC LICOYS
                                                 -------------------------
                                              Name:  Eric LICOYS
                                              Title: Co-Chief Operating Officer

Accepted and agreed to:

FLIPSIDE, INC.

By: /s/ Scott Tollefsen
    -----------------------------
Name:  Scott Tollefsen
Title: Secretary



FLIPSIDE ACQUISITION CORPORATION

By: /s/ Scott Tollefsen
    -----------------------------
Name:  Scott Tollefsen
Title: Secretary